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                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
      and deemed filed pursuant to 14a-12 of the Securities Exchange Act of 1934
                                  Subject Company: Integrated Orthopaedics, Inc.
                                                 Commission File No.:  001-10677


                      [INTEGRATED ORTHOPAEDICS, INC. LOGO]



            INTEGRATED ORTHOPAEDICS, INC. RECEIVES A NOTICE FROM AMEX

HOUSTON, TX--(BUSINESS WIRE)--Jan. 19, 2001--Integrated Orthopaedics, Inc. (AMEX: IOI) today announced that it received a notice from the staff of the American Stock Exchange on January 12, 2001 indicating that, upon closing of its proposed merger with PowerBrief, Inc., IOI will not comply with Amex's original listing guidelines pursuant to Section 341, Section 713(b) and Part I of the Company Guide, and that IOI's securities are, therefore, subject to being delisted from Amex.

Under the Amex's Company Guide, IOI has until January 22, 2001 to appeal the Amex staff's decision, and IOI has decided to make this appeal. IOI understands that if IOI appeals and the Merger occurs while the appeal is still pending, all IOI shares issued prior to, at, or subsequent to the Merger, and which are not subject to any restrictions against transferability, will be freely tradeable on the Amex. If the appeal is not successful, IOI anticipates that its shares will be traded on the over-the-counter market.

On September 18, 2000, IOI announced that it had entered into a merger agreement with PowerBrief, whereby stockholders of PowerBrief would receive IOI common stock and warrants to purchase IOI common stock in exchange for their shares of PowerBrief stock. IOI filed a Joint Proxy Statement and Prospectus on a Form S-4 with regard to the merger on November 22, 2000 with the Securities Exchange Commission, which was amended and became effective on December 28, 2000. For more information regarding the merger, see the Form S-4.

FOR MORE INFORMATION, PLEASE CONTACT:
Jose E. Kauachi
713/225-5464
 - or -
Scott J. Hancock
650/234-0514
Integrated Orthopaedics Inc., Houston

This announcement contains forward-looking statements about Integrated Orthopaedics, Inc. that involve risks and uncertainties. These forward-looking statements are developed by combining currently available information with IOI's beliefs and assumptions. These statements often contain words like will, believe, expect, anticipate, intend, contemplate, seek, plan, estimate or similar expressions. Forward-looking statements
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do not guarantee future performance. These statements are made under the protection afforded them by Section 21E of the Securities Exchange Act of 1934. Because IOI cannot predict all of the risks and uncertainties that may affect it, or control the ones it does predict, IOI's actual results may be materially different from the results expressed in its forward-looking statements. For a more complete discussion of the risks, uncertainties and assumptions that may affect IOI, see IOI's 1999 Annual Report on Form 10-KSB40 and registration statement and proxy statement filed in connection with the merger with PowerBrief. Such documents can be obtained for free through the website maintained by the Securities and Exchange Commission at www.sec.gov http://www.sec.gov/.
























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